Itaú Unibanco Holding S.A.

A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month:  January 2015

1.
On November 18, 2004, in keeping with the best Corporate Governance practice, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) voluntarily disclosed its “Operating Rules for the Trading of Own Shares for Treasury” (“Rules”).

2.	Item 2.1.3 of the “Rules” established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itaú Unibanco, and minimum, average and maximum prices.

3.	We inform the capital market entities the prices and the volume traded by Itaú Unibanco for transactions in its own shares for treasury during the month of January 2015:

	2015	Transaction	Trading Volume	Prices – R$ per Share
				Minimum	Average	Maximum
Preferred Shares	January	Purchase	11,000,000	33.12	34.13	34.81

We would point out that these acquisitions relate to the share buy-back program, effective until December 15, 2015, approved by the Board of Directors, authorizing the acquisition of up to 10.0 million of common shares and 50.0 million in preferred shares.

4.	We would remind readers that historical data is available in the organization’s Investor Relations site (www.itau-unibanco.com/investor-relations).

São Paulo-SP, February 2nd, 2015.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer